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SECURITIE 06001914 SION

SEC MAIL RECEIVED PROCESSING
MAR 0 7 2006
WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595[redacted]

A/3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC and subsidiaries
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

7/6/06

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Castellano Chief Financial Officer	March 1, 2006 Date

Subscribed and sworn
to before me this 1st
day of March 2006

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 20 07

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595BD)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 1, 2006

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(Dollars In Thousands)

ASSETS	
Cash	$ 69,811
Securities owned, at market value - money market instruments	184,967
Receivables, net:	
Affiliates	170,127
Fees	159,671
Broker-dealer	7,598
Long-term investments, at fair value	83,733
Property, net	15,032
Other	52,184
TOTAL ASSETS	$ 743,123
LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	
Bank loans	$ 3,699
Payable to affiliates	161,221
Other liabilities	241,650
Total liabilities	406,570
COMMITMENTS AND CONTINGENCIES	
MINORITY INTEREST	58,246
MEMBER'S EQUITY (including $10,623 of accumulated other comprehensive loss)	278,307
TOTAL LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	$ 743,123

See notes to consolidated statement of financial condition.

(Dollars In Thousands)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Lazard Group LLC, (formerly Lazard LLC) ("Lazard Group"), include the accounts of Lazard Frères & Co. LLC ("LF&Co. LLC") as well as its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and subsidiaries (collectively "LAM LLC"), and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company include:

- Financial Advisory, which includes providing advice on mergers, acquisitions, restructurings and other financial matters, and
- Asset Management, which includes the management of equity and fixed income securities and merchant banking funds.

On May 10, 2005, Lazard Group, effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings LLC (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Limited ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds interests in Lazard Group, and LFCM Holdings. In accordance with the provisions of such master separation agreement, the Company transferred to LFCM Holdings ("LFCM Holdings"), its Capital Markets and Other businesses which consisted of equity, fixed income and convertibles sales and trading, brokerage, research and underwriting services, and merchant banking fund management activities as well as other specified non-operating assets and liabilities on May 10, 2005. After these transfers and contributions, Lazard Group distributed all of the limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to the members of LAZ-MD Holdings, who consist of current and former managing directors of the businesses of Lazard Group and LFCM Holdings.

At December 31, 2005, approximately $309,286 of assets and $329,455 of liabilities were attributable to subsidiaries that were not consolidated for purposes of LF& Co. LLC's unaudited FOCUS filing at December 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practice. The Company's policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Consolidated Statement of Financial Condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which

such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year.

Use of Estimates - The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions regarding compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ materially from those estimates.

Long-Term Investments - Long-term investments consist principally of investments in merchant banking and alternative investment funds, restricted equity securities and other privately managed investments. These investments are carried at fair value on the Consolidated Statement of Financial Condition. Where applicable, the fair value of a publicly traded investment is determined by quoted market prices. Most of the Company's investments included in "long-term investments," however, are not publicly traded and, as a result, are valued based upon management's best estimate. The fair value of such investments is based upon an analysis of the investee's financial results, condition, cash flows and prospects. The carrying value of such investments is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by third party transactions or transactions that directly affect the value of such investments. The Company's investments in partnership interests are recorded at fair value based on changes in the fair value of the partnerships' underlying net assets. Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ materially from the values that would have been reported had a ready market for such investments existed.

Receivables from Broker and Dealer - Receivables from broker and dealer primarily consist of management fees and underwriting commissions from LCM. Receivables from broker and dealer are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Fees Receivable - Fees receivable, primarily consisting of investment banking fees and management and investment advisory fees, is stated net of an allowance for doubtful accounts of approximately $2,112 at December 31, 2005. Management of the Company derives the estimate by utilizing past client history and an assessment of the client's creditworthiness.

Property-net - At December 31, 2005 property-net consists of the following:

Leasehold Improvements	$ 72,324
Furniture and Equipment	4,072
Total	76,396
Less - Accumulated depreciation and amortization	61,364
Property - net	$ 15,032

Leasehold improvements and furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of furniture and equipment is determined using estimated useful lives, generally between two to five years.

Other Liabilities - Other liabilities primarily include compensation and benefits-related accruals.

Minority Interest - Minority interest includes minority interest held by others in various LAM LLC related general partnerships. The Company consolidates these general partnership interests which it controls but does not wholly-own. These items, as well as contributed capital to LAM LLC by its members, are recorded in minority interest on the Consolidated Statement of Financial Condition.

Discontinued Operations - On May 10, 2005, Lazard completed a separation of the Capital Markets and Alternative Investing businesses. The Company transferred all the net assets of such businesses through Lazard Group to LFCM Holdings.

Fair Value - Substantially all assets, including cash, securities owned, receivables, long-term investments and other assets, are carried at amounts which approximate fair value. Additionally, bank loans, payables and other liabilities are also carried at amounts which approximate fair value.

Revenue Recognition

Management and Investment Advisory Fees - Management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on the contractual investment advisory fee applied to the level of client assets under management. Fees vary with the type of assets managed, with higher fees earned on actively managed equity assets, alternative investment (such as hedge funds), and lower fees earned on fixed income and money market products. The Company also earns performance-based incentive fees on some investment products, such as hedge funds and merchant banking funds. Incentive fees on hedge funds are generally recorded at the end of the year and are typically calculated based on a specified percentage of a fund's net appreciation during the year. Incentive fees on hedge funds are generally subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned. Receivables relating to management fees are reported in fees receivable on the Consolidated Statement of Financial Condition.

Investment Banking and Other Advisory Fees – The Company generates a substantial portion of its revenue from providing investment banking and other advisory fees to clients. The Company recognizes revenue on these transactions when the following criteria are met:

- there is persuasive evidence of an arrangement with a client,
- the agreed-upon services have been provided,
- fees are fixed or determinable, and
- collection is probable.

The Company's clients generally enter into agreements with the Company that vary in duration depending on the nature of the service provided. Generally, payments are collected within 60 days of billing or longer periods of time with respect to billings related to restructurings and our Private Fund Advisory Group activities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Investment banking and other advisory fees are presented net of transaction related expenses. Receivables relating to investment banking and other advisory fees are reported in receivables, net on the Consolidated Statement of Financial Condition.

Soft Dollar Arrangements - The Company's Asset Management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the broker is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the Asset Management business pursuant to

such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, we may have to bear the costs of research and other services.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the FASB issued FIN 46R, *Consolidation of Certain Variable Interest Entities- an interpretation of ARB No. 51,* which further clarifies FIN 46 issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate another entity known as a Variable Interest Entity (VIE), more commonly referred to as a special purpose entity, or SPE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPE's. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected residual returns if they occur, or both. FIN 46R does not apply to certain qualifying SPEs (QSPEs), the accounting for which is governed by Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities.* FIN 46R was effective for newly created VIEs beginning January 1, 2004 and for existing VIEs on January 1, 2005.

Effective January 1, 2004, the Company adopted FIN 46R for VIEs created after December 31, 2003 and for VIEs in which the Company obtains an interest after December 31, 2003. The Company adopted FIN 46R on January 1, 2005 for VIEs in which it holds a variable interest that it acquired on or before December 31, 2003. The adoption of FIN 46R did not have a material impact on the Company's Consolidated Statement of Financial Condition.

The Company is involved with various entities in normal course of business that are VIEs and may hold variable interests in such VIEs. Transactions associated with these entities primarily include investment management. The Company currently consolidates entities in which it has a controlling financial interest in accordance with accounting principles generally accepted in the U.S.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company participates in Lazard Ltd's stock compensation plan.

4. RELATED PARTY TRANSACTIONS

In the normal course of business the Company transacts business with or provides services for certain other affiliates and subsidiaries of Lazard Group. In addition, the Company maintains investments in various affiliated entities. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions at the request of the respective entity. A description of material related party transactions included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2005 or for the year then ended is set forth below.

Investment Banking Fees - The Company, in the normal course of business, will periodically share investment banking fees with other Lazard affiliates that have jointly performed services relative to the completion of certain transactions.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company, is allocated a portion of the costs associated with the

management, administration and operations of Lazard Group. Such costs are allocated based on the relative percentage of revenues of each affiliate.

Operating Expense Reimbursements - Through agreements with certain affiliates, the Company may either directly incur or reimburse operating expenses incurred by such affiliates plus an agreed-upon margin.

Additionally, pursuant to the administration services agreement, dated May 10, 2005, by and among LAZ-MD Holdings, LFCM Holdings and Lazard Group (the "administration services agreement"), Lazard Group through its subsidiaries provides selected administration and support services to LAZ-MD Holdings and LFCM Holdings, such as cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. As one of the subsidiaries that provide services, the Company charges for the services it provides based on Lazard Group's cost allocation methodology. The services provided by Lazard Group to LFCM Holdings and by LFCM Holdings to Lazard Group under the administrative services agreement generally will be provided until December 31, 2008. LFCM Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for terminated service.

Intercompany Loans - The Company, through LFNY Funding, has extended non-interest bearing loans to Lazard Group of $131,937. Additionally, the Company has extended a non-interest loan in the amount of $10,149 to Lazard Funding LLC. The balance of such loans are included in receivables from affiliates on the Consolidated Statement of Financial Condition.

Payable to Affiliates - In 2003, as part of a series of transactions, the Lazard Group and Banca Intesa S.p.A. ("Intesa") entered into a strategic alliance wherein, among other things, Intesa became a 40% partner in Lazard Group's Italian business (the "Joint Venture"), with the Lazard Group retaining the remaining 60% partnership interest. In connection therewith, Intesa made a capital contribution in the Joint Venture and purchased a subordinated note issued by the Joint Venture. Pursuant to a Senior Credit Agreement (the "Credit Agreement") entered into between the Joint Venture and LFNY Funding in June 2003, substantially all of the proceeds of such investments made by Intesa in the Joint Venture were then loaned (the "Loan") to LFNY Funding.

At December 31, 2005, the Loan has a U.S. dollar equivalent outstanding amount of $149,865, which is comprised of 84,652 thousand Euro and $50,000, and is included in payable to affiliates on the Consolidated Statement of Financial Condition. The Loan bears interest, payable annually at a rate of 4.5% per annum, and has a maturity date in June 2033. Subject to certain conditions, the maturity date can be extended for up to three additional five-year periods. The Loan can be prepaid without penalty or premium. The Credit Agreement also provides that LFNY Funding may borrow, repay and re-borrow amounts as provided therein. The Company does not hedge the Euro portion of the Loan and is therefore subject to currency risk in the event of fluctuations in foreign exchange rates.

5. EMPLOYEE BENEFIT PLANS

The Company provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

Lazard Group also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a related party sponsored investment vehicle for certain key employees. Lazard Group records expenses for the Plan on the dates on which capital calls from such vehicle are funded and allocates the Company a portion of the overall expense.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans-the Employees' Pension Plan ("EPP"), which provides benefits to substantially all employees based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974. At December 31, 2005, the pension plan assets were invested in a portfolio consisting primarily of equity and fixed-income mutual fund investments managed by LAM. EPPS is a non-qualified supplemental plan and was unfunded at December 31, 2005. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

Effective January 31, 2005, the EPP and the EPPS was amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting, however, future service does not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 are being retained.

Defined Contribution Plan - The Company sponsors a defined contribution plan, which covers substantially all of its employees. The Company historically has not matched employee contributions to the plan. The plan was amended on December 14, 2004 to provide for certain matching contributions by the Company as described below. The Company also sponsors a profit sharing plan for eligible Managing Directors of the Company. There were no required contributions for the plan in 2005.

Effective January 1, 2005, the Defined Contribution Plan (the "401(k) Plan") implemented an employer match to participant pre-tax contributions. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service. Any service accrued prior to January 1, 2005 counts toward this three-year vesting requirement.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering substantially all of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

Effective December 31, 2005, post-retirement health care benefits will no longer be offered to those Managing Directors and employees hired on or after the effective date and for those Managing Directors and employees hired before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy will change for those who qualify for the benefit.

Assumptions - In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. The expected long-term rate of return on plan assets is based on expected returns on different asset classes held by the plan in light of prevailing economic conditions as well as historic returns. This included considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2005 benefit obligation. The rate was assumed to decrease gradually to 6% through 2008 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Costs	$ 103	$ (85)
Obligations	$ 1,113	$ (924)

The following table summarizes the components of benefit costs, return on plan assets, benefits paid and contributions for the period January 1, 2005 to December 31, 2005:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Components of net periodic benefit costs:			
Service cost			$ 224
Interest cost	$ 1,941	$ 85	428
Expected return on plan assets	(2,572)		
Amortization of net:			
Prior service cost			(1,564)
Recognized actuarial (gain)/loss	257	(6)	313
Special Termination Benefits	188		
Settlement (gain)/loss	3,181	(27)	
Net periodic benefit cost	2,995	52	(599)
Curtailment (gain)/loss			(2,954)
Total benefit cost	$ 2,995	$ 52	$ (3,553)
Actual return on plan assets	$ 1,512		
Employer contribution	$ 3,500	$ 697	$ 512
Plan participants' contribution			$ 60
Benefits paid	$ (11,693)	$ (697)	$ (572)

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2005:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Change in Benefit Obligation			
Benefit obligation at January 1, 2005	$ 34,703	$ 1,472	$ 8,116
Service cost			224
Interest cost	1,941	85	428
Plan participants' contributions			60
Curtailment gain			(1,341)
Actuarial loss	3,582	206	350
Benefits paid	(11,693)	(697)	(572)
Special termination benefit	188		
Settlement (gain)/loss	843	95	
Benefit obligation at December 31, 2005	$ 29,564	$ 1,161	$ 7,265
Change in Plan Assets			
Fair value of plan assets at January 1, 2005	$ 34,919		
Actual return on plan assets	1,512		
Employer contribution	3,500	$ 697	$ 512
Plan participants' contributions			60
Benefits paid	(11,693)	(697)	(572)
Fair value of plan assets at December 31, 2005	$ 28,238	$ -	$ -
Funded Status			
Unfunded benefit obligation	$ (1,326)	$ (1,161)	$ (7,265)
Unrecognized prior service cost			(6,550)
Unrecognized actuarial (gain)/loss	8,930	1	2,040
Prepaid (accrued) benefit cost recognized in the Consolidated Statement of Financial Condition	$ 7,604	$ (1,160)	$ (11,775)
Amounts Recognized in the Consolidated Statement of Financial Condition			
Accrued benefit liability (included in "other liabilities")	$ (1,326)	$ (1,160)	$ (11,775)
Accumulated other comprehensive loss	8,930		
Net amount recognized	$ 7,604	$ (1,160)	$ (11,775)
Weighted-average assumptions used to determine Benefit Obligations at December 31, 2005:			
Discount rate	5.50 %	5.50 %	5.50 %
Expected return on plan assets	8.00 %	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A
Weighted-average assumptions used to determine Net Periodic Benefit Cost at December 31, 2005:			
Discount rate	*6.00 %	*6.00 %	6.00 %
Expected return on plan assets	8.00 %	N/A	N/A
Rate of compensation increase	N/A	N/A	5.50 %

* 6% was used to determine net periodic benefit cost from January, 2005 through September, 2005 and a 5.5% discount rate was used from October, 2005 through December, 2005.

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Pension	Pension Plan Supplement	Postretirement Benefits
2006	$ 1,216	$ 23	$ 312
2007	1,280	23	351
2008	1,327	74	362
2009	1,335	121	386
2010	1,358	116	415
2011 - 2015	7,049	492	2,663

Plan Assets - The Company's pension plan weighted-average asset allocations at December 31, 2005 by asset category are as follows:

Asset Category	
Equity Securities	58%
Debt Securities	30%
Cash and cash equivalents	12%

Investment Policies and Strategies - The Company's Employees' Pension Trust - The primary investment goal is to ensure that the plan remains well funded, taking account of the likely future risks to investment returns and contributions. As a result, a portfolio of assets is maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plan without exposing the trust to an unacceptable risk of under funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plan over a reasonable time period is considered when determining the level of risk that is appropriate.

Measurement Date - The measurement date for the Company's employee benefit plans was December 31, 2005.

Cash Flows

Employer Contributions - The Company made a pension contribution during the year ended December 31, 2005 in the amount of $4,709.

Employee Contributions - Employee pension contributions are neither required nor allowed.

Employees of Lazard Asset Management, Limited, a subsidiary of LAM LLC, are covered by a defined benefit pension plan of Lazard & Co., Holdings Limited, a UK affiliate. The unrecognized actuarial loss allocated to LAM LLC relating to this plan at December 31, 2005 was $9,115, which is included in other comprehensive loss in the Consolidated Statement of Financial Condition.

6. BORROWINGS AND INDEBTEDNESS

Bank Loans - Bank loans represent overdrafts of $3,699.

Subordinated Loans -The Company's $150,000 subordinated debt under a Revolving Credit Agreement, which, based on approval by the Company's regulators, had qualified as additional net capital was terminated as of May 10, 2005. On April 14, 2005, Lazard Group entered into a commitment letter that provides that, subject to customary conditions precedent for transactions of this nature, including regulatory approval, a group of lenders will provide a separate $25,000 subordinated credit facility for the Company. It is expected to be a four-year revolving credit facility, and then converts to a term loan facility for another year. The Company has not yet received regulatory approval for such facility.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space under non-cancelable operating lease agreements, which expire on various dates through 2013. Such lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through March 2013. Minimum rental commitments, excluding sublease income, under these leases are as follows:

December 31	Minimum Rental Commitments
2006	$ 24,189
2007	24,222
2008	23,736
2009	23,493
2010	23,184
Thereafter	62,026
Total	$ 180,850

Other Commitments - At December 31, 2005, the Company had guaranteed compensation arrangements with external advisors aggregating $1,117 through 2006. In addition, the Company has agreements relating to future compensation to certain employees through 2008. The future compensation relating to these employees is $1,930, $363 and $226 for the years ended December 31, 2006, 2007 and 2008, respectively. Such agreements are cancelable under certain circumstances.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Management believes, based on current available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but may be material to its operating results for any particular period, depending upon the operating results for such period. The Company reviews such matters on a case by case basis and establishes its reserves in accordance with SFAS No. 5, *Accounting for Contingencies.*

The Company has received a request for information from the National Association of Securities Dealers, Inc. ("NASD") as part of what it understands to be an industry investigation relating to gifts and gratuities, which is focused primarily on the Company's former Capital Markets business, which business was transferred to LFCM Holdings as a part of the Separation. In addition, the Company has received requests for information from the NASD, SEC and the U.S. Attorney's Office for the District of Massachusetts seeking information concerning gifts and entertainment involving an unaffiliated mutual fund company, which are also focused on that same business. The Company believes that other broker-dealers have also received requests for information. In the course of an internal review of these matters, there have been resignations or discipline of certain individuals associated with the Company's former Capital Markets business. These investigations are continuing and the Company cannot predict their potential outcomes, which outcomes, if any, could include regulatory consequences. Accordingly, the Company has not recorded an accrual for losses related to any such judicial, regulatory or arbitration proceedings.

8. MEMBER'S EQUITY

Pursuant to the Company's Operating Agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits in three monthly installments, as soon as practicable after the end of each fiscal year. Such installment distributions began in February and totaled $30,000 through February 28, 2006. In addition, other periodic distributions are made to Lazard Group.

9. REGULATORY AUTHORITIES

LF&Co. LLC is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, shall be 6-2/3% of total aggregate indebtedness, recorded on the Statement of Financial Condition or $5, whichever is greater. At December 31, 2005, the Company's regulatory net capital was $64,254, and its regulatory net capital in excess of the minimum was $59,208.

Certain LAM LLC subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2005 each of these subsidiaries individually was in compliance with its capital requirements.

10. INCOME TAXES

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to its asset management subsidiaries that are taxed in the countries in which they operate and LAM LLC's New York City Unincorporated Business Tax.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2006

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 1, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, for the period of January 1, 2005 through May 9, 2005, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, for the period of May 10, 2005 through December 31, 2005, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Securities and Exchange Commission, the National Associate of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP